Concorde Funds, Inc.
1000 Three Lincoln Centre
5430 LBJ Freeway LB3
Dallas, Texas 75240-2650

June 10, 2016

Ms. Samantha Brutlag
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Concorde Funds, Inc. (the “Company”) File Nos.: 033-17423 and 811-05339

Dear Ms. Brutlag:

The purpose of this letter is to respond to oral comments received by a representative of U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) on May 26, 2016, regarding the Company’s Post-Effective Amendment (“PEA”) No. 40 to the Company’s Registration Statement on Form N-1A.  PEA No. 40 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on April 15, 2016, for the purpose of registering shares of a new series of the Company – the Concorde Wealth Management Trust (the “Fund”).

The Company will file PEA No. 41 to its Registration Statement under Rule 485(b) of the 1933 Act.  The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 40 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

We note that the Company has filed a Registration Statement on Form N-14 in which the Company has called a special meeting of shareholders of the Concorde Value Fund to have the shareholders approve a Plan of Acquisition and Liquidation under which the Concorde Value Fund would be reorganized into the Fund.  Where applicable, the Fund will update similar disclosure in the Registration Statement on Form N-14 to respond to the Staff’s comments on PEA No. 40 to the Company’s Registration Statement on Form N-1A.

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses.

Ms. Samantha Brutlag
Securities and Exchange Commission
June 10, 2016

1. Prospectus – Cover Page

Staff Comment: Please change the name of the Fund so that the word ‘Trust’ does not appear as part of the name.  Alternatively, please explain how the use of the word ‘Trust’ as part of the name would not be confusing to shareholders, inasmuch as the Company is a corporation organized under the laws of Texas.

Response:  As requested, the Company will change the Fund’s name to “Concorde Wealth Management Fund”.  We note that the prior word choice was not meant to confuse investors, but to provide a word that exemplifies the care with which we view our responsibility to the Fund’s investors.

2. Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the first sentence of the first paragraph, please delete the word ‘diversified’ since the Fund is structured to be non-diversified under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Company will make the requested change.  Here is the revised sentence:

“Under normal conditions, the FUND invests primarily in a portfolio of (i) equity securities that the FUND believes are undervalued, (ii) debt securities that offer appropriate current returns that are commensurate with related risks and (iii) private equity, based on risk and return attributes as dictated by broad market and economic conditions.”

3.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the first sentence of the first paragraph, ‘debt securities’ appears in both subsections (ii) and (iii). Please clarify this reference.

Response:  The Company will delete the phrase ‘debt securities’ from subsection (iii).  See the revised sentence above.

4.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the first sentence of the first paragraph, please confirm that the Fund will consider its investments in private equity to be illiquid under the 1940 Act.

Response:  On a supplemental basis, the Company confirms that the Fund’s investments in private equity will be deemed to be illiquid under the 1940 Act.

5.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: Please provide more disclosure about the types of investments in private equity that the Fund will make.

Response:  The Company will revise the disclosure as requested.  Here is the revised disclosure:

“The type of private equity investments in which the FUND invests includes private investments in public companies, investments in private companies in need of capital, and investments in private equity companies whose principal business is to invest in, lend capital to or provide services to privately held companies.”

Ms. Samantha Brutlag
Securities and Exchange Commission
June 10, 2016

6.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the third sentence of the first paragraph, please explain how the Fund’s investments in private equity are consistent with the Fund’s objective of capital preservation.

Response:  The Company notes that private equity investments are not necessarily inherently riskier, and therefore potentially more subject to capital loss, than other equity investments.  For example, there are well run and well managed private companies that perform well and remain private to keep down costs, particularly when they have no immediate liquidity needs that might be accessible through the public markets.  We apply our same intrinsic value approach to both private and public companies, with a view to investing in private companies that are well run, well managed and performing well.  The intrinsic value approach focuses on fundamental business factors such as the earning power, franchise or brand value, proprietary market position, assets, management teams and competitive advantages of the company being evaluated, which we believe drive the financial performance of the issuer.  So, for example, the Fund’s private equity investments could be opportunistic, in the sense of being underpriced in comparison to their intrinsic or potential upside value, or defensive, in the sense of offering favorable characteristics to current market or economic conditions (for example, inflation).  Here is the revised disclosure:

“The FUND acts to ensure that its investments in private equity fit within the context of capital preservation by applying the same intrinsic value approach to both private and public companies.  The intrinsic value approach focuses on fundamental business factors such as a company’s earning power, cash flow, balance sheet, franchise or brand value, proprietary market position assets, including intellectual property, and competitive advantages which drive the long-term performance of the company.  So, the Fund’s private equity investments could be opportunistic, in the sense of being underpriced in comparison to their intrinsic or potential upside value, or defensive, in the sense of offering favorable characteristics to current market or economic conditions (for example, inflation).

7.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the first sentence of the second paragraph, please confirm whether the Fund will invest more than 25% of its net assets in master limited partnerships as part of its principal investment strategy. If it will, then further disclosure may be required.

Response:  On a supplemental basis, the Company confirms that the Fund will not invest more than 25% of its net assets in master limited partnerships, and as such no further disclosure is required.

8.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: The third and fourth paragraphs discuss the Fund’s investments in equity and debt securities.  Please indicate whether the Fund will have a minimum investment percentage or a stylistic preference to invest in either debt or equity securities.

Response:  The Company will make the requested change.  Here is the language that will be added:

“The Fund will invest opportunistically in either equity or debt securities, and may be wholly invested in either equity or debt securities as determined by the Advisor.”

Ms. Samantha Brutlag
Securities and Exchange Commission
June 10, 2016

9.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the fourth paragraph, please add disclosure about the maturity parameters for the Fund’s investments in debt securities.

Response:  The Company will make the requested change.  Here is the language that will be added:

“The Fund invests in debt securities that have a maturity that is between 1 and 15 years.  Under normal circumstances, the Fund’s portfolio will have an average dollar weighted maturity between 3 and 15 years and an average duration of 2 to 5 years.  Duration is a measurement of price sensitivity to interest rate changes.”

10.	Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: In the fourth paragraph, please confirm whether the Fund will invest in debt securities issued by foreign or emerging market issuers.  If so, please add additional disclosure.

Response:  The Company notes that the Fund will invest in debt securities issued by foreign or emerging market issuers on a non-principal basis.  The Company will add disclosure to the Statement of Additional Information.  Here is the revised disclosure:

“The FUND may invest in non-U.S. debt securities, including those in emerging markets.  Non-U.S. debt securities can involve additional risks relating to political, economic or regulatory conditions in foreign countries.  Less information may be available about foreign companies than about domestic companies, and foreign companies generally may not be subject to the same uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to domestic companies.  Investing in emerging market debt securities can pose some risks greater than and in addition to risks of investing in other non-U.S. debt securities.  These risks include: a risk of loss due to political instability; exposure to economic structures that are generally less diverse and mature, and to political systems which may have less stability than those of more developed countries; smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; and possible repatriation of investment income and capital.  In addition, foreign investors may be required to register the proceeds of sales; future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies.  The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the FUND. Emerging market securities may be subject to currency transfer restrictions and may experience delays and disruptions in securities settlement procedures for the FUND’s portfolio securities.  Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.”

11.	Prospectus – Summary Section – Principal Risks

Staff Comment: Please add a ‘High Yield” risk factor.

Response:  The Company will make the requested change.  Here is the revised disclosure:

High Yield Risk.  The FUND’s investment program permits it to invest in non-investment grade debt obligations, sometimes referred to as “junk bonds” (hereinafter referred to as “lower-quality securities”).  Lower-quality securities are those securities that are rated lower than investment grade and unrated securities believed by the Advisor to be of comparable quality.  Although these securities generally offer higher yields than investment grade securities with similar maturities, lower-quality securities involve greater risks, including the possibility of default or bankruptcy.  In general, they are regarded to be more speculative with respect to the issuer’s capacity to pay interest and repay principal.

Ms. Samantha Brutlag
Securities and Exchange Commission
June 10, 2016

12.	Prospectus – Summary Section – Principal Risks

Staff Comment: Please add a ‘Convertible Securities” risk factor.

Response:  The Company will make the requested change.  Here is the revised disclosure:

Convertible Securities Risk.  A convertible security is a fixed-income security (a debt instrument or a preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer.  Convertible securities are senior to common stock in an issuer’s capital structure, but are subordinated to any senior debt securities.  While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security’s underlying common stock.

13.	Prospectus – Summary Section – Principal Risks – Debt/Fixed Income Securities Risk

Staff Comment: Please revise the last sentence of the risk factor so that the language is clearer.

Response:  The Company will make the requested change.  Here is the revised disclosure:

“Debt securities are also subject to prepayment risk when interest rates decrease.  Prepayment risk is the risk that the borrower will prepay some or all of the principal owed to the issuer.  If prepayment occurs, the FUND may have to replace the security by investing the proceeds in a less attractive security.”

14.	Prospectus – Summary Section – Principal Risks – ETF Risk

Staff Comment: Please add the following subordinate clause to the last sentence: “, in addition to the Fund’s own fees and expenses.”

Response:  The Company will make the requested change.  Here is the revised disclosure:

“Shareholders of the FUND will indirectly be subject to the fees and expenses of the individual ETFs in which the FUND invests, in addition to the Fund’s own fees and expenses.”

Ms. Samantha Brutlag
Securities and Exchange Commission
June 10, 2016

15.	Prospectus – Summary Section – Management – Portfolio Managers

Staff Comment: Please add the title and length of service to the Fund for each portfolio manager.

Response:  The Company will make the requested changes.

16. Statement of Additional Information (“SAI”) – Investment Restrictions

Staff Comment: Please fix the punctuation at the end of the first investment restriction.

Response:  The Company will make the requested change.

17.	SAI – Investment Restrictions

Staff Comment: Consider revising the second investment restriction if the Fund will invest more than 25% of its assets in government securities of a single foreign country.  Alternatively, please revise this investment restriction.

Response:  The Company notes that the Fund will not invest more than 25% of its assets in government securities of a single foreign country.

18.	SAI – Distribution Plan

Staff Comment: Please change the references from ‘Trustees’ to ‘Directors’ in the second paragraph.

Response:  The Company will make the requested change.

19. SAI – Director and Officers table and Description of Bond Ratings

Staff Comment: Please make formatting changes to these sections to improve readability.

Response:  The Company will make the requested changes.

*     *     *     *     *     *

If you have any questions regarding the enclosed, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services at (414) 765-5366.

Very truly yours,

/s/ Gregory B. Wood
Gregory B. Wood
Treasurer

cc: Peter Fetzer, Foley & Lardner LLP